FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JUNE 2021

Commission File Number: 033-51000

VIDEOTRON LTD./VIDÉOTRON LTÉE

(Name of Registrant)

612, St-Jacques, Montreal, Canada, H3C 4M8

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☒	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐	No ☒

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-____________.]

VIDEOTRON LTD.

Filed in this Form 6-K

Documents index

1-	Press release dated June 3, 2021.

PRESS RELEASE	For immediate release

Videotron Ltd. Announces Notice of Redemption for All of its
5% Senior Notes due July 15, 2022

Montréal, June 3, 2021 - Videotron Ltd. (“Videotron”) today announced that it has issued a notice of redemption for all of its outstanding 5% Senior Notes due July 15, 2022 (the “Notes”). A notice of redemption (the “Redemption Notice”) pursuant to the terms of the indenture governing the Notes (the “Indenture”) is being distributed by Wells Fargo Bank, National Association, the trustee under the Indenture. As set forth in the Redemption Notice, the redemption date is July 3, 2021, and the redemption price will be calculated on June 29, 2021. Videotron will disclose the redemption price by press release on June 29, 2021.

Payment of the redemption price and surrender of the Notes for redemption will be made through the facilities of the Depository Trust Company in accordance with the applicable procedures of the Depository Trust Company on July 6, 2021.

Questions regarding this redemption should be directed to Wells Fargo Bank, N.A., by telephone at 1-800-344-5128.

This announcement does not constitute an offer to sell or buy or the solicitation of an offer to sell or buy any securities in the United States or in any other jurisdiction. The securities mentioned herein have not been qualified for sale to the public under applicable Canadian securities laws and, accordingly, any offer and sale of the securities in Canada will be made on a basis which is exempt from the prospectus requirements of such securities laws.

Videotron (www.videotron.com), a wholly owned subsidiary of Quebecor Media Inc., is an integrated communications company engaged in television, entertainment, Internet access, wireline telephone and mobile telephone services. Videotron is a leader in new technologies with its Helix home entertainment and management platform. As of March 31, 2021, Videotron was serving 1,459,100 cable television customers and 477,900 subscribers to its Club illico video streaming service. Videotron is also the Québec leader in high-speed Internet access, with 1,807,400 subscribers as of March 31, 2021. As of the same date, Videotron had 1,503,200 subscriber connections to its mobile telephone service and was providing wireline telephone service to 897,700 Québec households and organizations. Videotron has been recognized as one of Montréal’s top employers.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements based on current expectations. By their nature, forward-looking statements require us to make assumptions and are subject to important known and unknown risks and uncertainties, which may cause our actual results in future periods to differ materially from those set forth in the forward-looking statements.

For more information, please contact

Hugues Simard
Chief Financial Officer
Quebecor Inc. and Quebecor Media Inc.
Email: hugues.simard@quebecor.com
Telephone: 514 380-7414

For media only

Merick Séguin

Advisor, Public relations

Videotron Ltd.

Email: merick.seguin@videotron.com

Telephone: 514 380-7069

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIDEOTRON LTD.

/s/ Sophie Riendeau
By:	Sophie Riendeau
Corporate Secretary

Date: June 15, 2021